Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Elephant Craft, Inc.
26741 Portola Pkwy. Ste. 1E #632
Foothill Ranch, CA 92610
www.elephantcraftseltzer.com

Up to $1,070,000.00 in Common Stock Class B at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Elephant Craft, Inc.
Address: 26741 Portola Pkwy. Ste. 1E #632, Foothill Ranch, CA 92610
State of Incorporation: CA
Date Incorporated: February 03, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock Class B
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock Class B
Type of Security Offered: Common Stock Class B
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

*Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below. These bonuses apply only to the live offering, not the testing the waters campaign.

Investment Incentives and Bonuses*

Perks for all investors (our HERD):

- Exclusive tasting invites to test new flavors
- Elephant HERD Bracelet
- 10% Discount on Online Shop
- First 6pk is on us- $11 off first online order
- $5 donated in their name to our charity
- Annual Investor Party Invite for 2

Early Bird Investor Perks:

- Days 1-3 of campaign: Friends and Family: 15% bonus shares
- Days 4-6: Super Early Bird: 10% bonus shares
- Days 7-14: Early Bird: 5% bonus shares

Volume Investment Perks (each level gets all of the previous perks PLUS the new level of perk):

Tier Level of Investment Bonus Shares Perks

1 $200 All Investor Perks

2 $500 Adopt an Elephant & Two custom "HERD" owner's hats

3 $1,000 Free Online Shipping for 1 year + Custom "HERD" hoodie

4 $5,000 Custom Elephant "HERD" Beer Cooler

5 $10,000 Casa Romantica Experience for 2 w/ dinner with the founders at favorite steakhouse

6 $25,000 5% Custom Elephant "HERD" Scooter Cooler

7 $50,000 10% Design a flavor for you- you name it- we'll produce it!

8 $250,000 15% African Safari Trip for 2 - Co-sponsor with our charity partner

All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Elephant Craft, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We are a Craft Hard Seltzer company which incorporates strictly REAL ingredients, innovative flavor profiles, and a little more kick compared to our other hard seltzer brethren. Our business was built off of the priciples of **doing good** (1% of all profit go to supporting the African Elephant and its caretakers), **being good** (we only hire the best of the best and when they become a part of our herd we take care and protect them as our extended family), and **making good** (we believe we make the best hard seltzer on the planet from only the highest quality ingredients).

Currently our craft hard seltzers are in development and not yet for sale. We will begin selling in June of 2021 into all of California via a direct to consumer sales from our website and simultaneously through traditional distribution in Southern CA.

With the hard seltzer market growing at 160% YoY in 2020 to $4.1 billion, Goldman

Sachs is estimating the hard seltzer market to reach $30 billion in sales by 2025. We are stampeding into the hard seltzer market, aiming to lead a "craft" revolution and owning the #1 spot among real ingredient/craft hard seltzer producers.

Competitors and Industry

There are three main competitors directly in our space: White Claw (Mark Anthony Brands), Truly (Boston Beer), and Bon & Viv (ABI). Outside of that the emerging competition that *should* directly compete with us are craft breweries, but we believe that even these "craft breweries" are following the same bland formula that all the other companies are following... They are using the same flavors, from the same extracts, from the same extract suppliers. How is that "craft"? There is ZERO innovation in the market currently, and we aim to change that! We are turning the industry on it's head and doing to seltzer what craft beer did to beer: Elevating the consumer's expectation and making a product that is made with the highest quality ingredients, born from passion and intent.

Current Stage and Roadmap

Our plan is to launch to market on June 1st, 2021, via our direct to consumer and traditional distribution roll out. We will be hitting the shelves with 3 different 6 pack flavors (two of which will be our year round flavors and one will be a quarterly rotator) as well as a variety 12 pack which will include all three of the 6 pack flavors and one flavor that is exclusive to the 12 pack. Both our direct to consumer and our SoCal distribution will be heavily supported via our social media channels, experiential marketing, in-store tastings, and distributor incentives. Our focus through distribution will be in building out chain retail stores such as grocery, department, big box, convenience, and drug and eventually build into the on-premise channels with draft hard seltzer. In mid-2022 we have our eyes set on opening a first of its kind "watering hole", that showcases the magnificence of all that hard seltzer can, and should be.

The Team

Officers and Directors

Name: Stephen Young

Stephen Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Co-Founder, Director, and President
  Dates of Service: February 03, 2020 - Present
  Responsibilities: As CEO Stephen is responsible for the overall vision and direction of the company, creating and managing the overall organizational structure and resources of the business, and leading the team of Directors and Officers in their respective areas of their expertise. Salary: $100,000 Equity

Compensation: Owner's Equity Position- no additional equity grants at this time

Other business experience in the past three years:

- **Employer:** Towne Park Brew, Inc.
  Title: President
  Dates of Service: May 01, 2018 - February 02, 2020
  Responsibilities: Stephen was responsible for building out and maximizing the sales, production, finances, and internal teams of Towne Park Brew, Inc.

Other business experience in the past three years:

- **Employer:** Stone Distribution Co.
  Title: District Manager- Chain
  Dates of Service: October 01, 2010 - December 31, 2016
  Responsibilities: Stephen was responsible for building out the off-premise chain (Grocery, Department, Big Box, Convenience, and Drug) business for Stone Distribution. He built and managed the team from scratch into the largest team in the business (of about 80 reps) and was responsible for selling in 45+ craft brands that Stone Distribution represented (Saint Archer, Port Brewing, Modern Times, Russian River, etc.) into these chains.

Other business experience in the past three years:

- **Employer:** ViraTech CA
  Title: Co-Founder / Managing Partner
  Dates of Service: June 01, 2020 - March 01, 2021
  Responsibilities: Oversite of all company operations, sales, finances, and outreach.

Name: Ian Knowles

Ian Knowles's current primary role is with Spruce & Norton. Ian Knowles currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer, Co-Founder, and Director
  Dates of Service: February 03, 2020 - Present
  Responsibilities: Financial planning, strategies, and efficiencies. Salary: None currently Equity Compensation: Owner's Equity Position- no additional equity grants at this time

Other business experience in the past three years:

- **Employer:** Spruce & Norton
  Title: Managing Partner
  Dates of Service: November 01, 2013 - Present
  Responsibilities: Managing Partner

Other business experience in the past three years:

- **Employer:** Lucas Brand Equity
  Title: Venture Partner
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Lucas Brand Equity 'LB Equity' is a boutique venture growth equity firm focused on investing and supporting growth stage consumer brands with a primary focus on natural Personal Care, Skin care, Hair Care, Cosmetics and Plant based wellness.

Other business experience in the past three years:

- **Employer:** Multiple Businesses
  Title: Board Member
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Ian is on the board of multiple businesses including Defunkify, Powell & Mahoney Craft Cocktail Mixers, and Herb Essentials.

Name: Brett Lawrence

Brett Lawrence's current primary role is with Rancho Las Lomas. Brett Lawrence currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Director, and Co-Founder
  Dates of Service: February 03, 2020 - Present
  Responsibilities: Secretary- Salary: None currently Equity Compensation: Owner's Equity Position- no additional equity grants at this time

Other business experience in the past three years:

- **Employer:** Towne Park Brew Co.
  Title: CEO
  Dates of Service: September 29, 2017 - July 29, 2020
  Responsibilities: Management

Other business experience in the past three years:

- **Employer:** Rancho Las Lomas
  Title: CEO
  Dates of Service: July 29, 2010 - Present
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Elephant Craft, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are

transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock equity in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Elephant Craft Hard Seltzer. Delays or cost overruns in the development of our Elephant Craft Hard Seltzer and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Elephant Craft, Inc. was formed on February 3, 2020 and are planning to launch to market June 1, 2021. Accordingly, the Company has not yet accrued any sales upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Elephant Craft, Inc. has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. We are set to launch to market June 1, 2021. If you are investing in this company, it's because you think that Elephant Craft Hard Seltzer is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Young	1,600,000	Common Stock Class A	22.9
Brett Lawrence	1,900,000	Common Stock Class A	27.1
Ian Knowles	1,600,000	Common Stock Class A	22.9

The Company's Securities

The Company has authorized Common Stock Class A, Common Stock Class B, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock Class B.

Common Stock Class A

The amount of security authorized is 5,100,000 with a total of 5,100,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock Class A.

Common Stock Class B

The amount of security authorized is 4,900,000 with a total of 1,900,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock Class B.

Material Rights

There are no material rights associated with Common Stock Class B.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of common stock equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $70.00
  Number of Securities Sold: 7,000,000
  Use of proceeds: General Start-up Expenses, issuance of founders shares.
  Date: February 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without funding, we can currently operate the business without revenue generation for about 3 months. After funding, we would be able to operate the business without revenue generation for about 15 months. We plan on beginning to generate revenue in the month of May 2021.

Foreseeable major expenses based on projections:

On the forefront, our major expenses will be funding inventory through our co-packer, key hires, and marketing. In other words, we'll be putting all of our resources to fueling sales and brand awareness. Over the long term, in order to increase our margins (thus opening up traditional distribution) we will need to build out our own facility- to include a full production facility and seltzer bar.

Future operational challenges:

We expect a significant increase in sales as we get our seltzers to market and people start to experience the amazing difference in our product, mission, and brand. With that, our co-packing facility is going to need to scale or we are going to need to outsource more production and/or build out our own manufacturing facilities. In doing so, we will need to be paying meticulous attention to detail and be hiring the right partners with experience and expertise. A part of our mission/mantra is to "Be Good"- having the best team is just a part of who we are, "Make Good" is a no exception policy. We will be holding ALL of our partners to that same expectation of excellence.

Future challenges related to capital resources:

We expect to be relatively spartan in reserving as much as our profit for growth as possible. But it's like that with significant scale, we are going to need additional cash flow to fund inventory/POs, build out more of the team, and eventually, build out a new facility. This is all going to require cash. Once we have built out a significant revenue stream we'll have more resources available through bank LOCs, but we also foresee the need for a Series A raise at some point in the future. We have seen traditional VC groups and Angel investors pulling back on their funding projects during the covid-era, but we are confident that in showing them our sales traction and extraordinary brand ambassadorship that we'll be able to overcome the stalemate and the investment opportunities will start to be put back on the board.

Future milestones and events:

There are a number of milestones that we are looking towards that will directly affect our growth and/or financial efficiencies:

- Launching to market via our Direct to Consumer channel as well as SoCal self-distribution w/ key retailers- June '21

- Diversifying our formats from just package (6pk and 12pks) to also include draft for on-premise accounts- Fall '21

- Once we have established a firm foothold via traditional distribution in our backyard, we will look to start expanding into other close regional markets (ex. Arizona, Nevada, Northern CA)- Fall/Spring '21

- One of the most fun parts (and highly profitable) of our business plan is building out a seltzer bar/restaurant where we can showcase the versatility of hard seltzer and lead in its innovation- Summer '22

- From there, we will look to continue to expand in markets where we feel we can create significant pull and demand for our brand and products

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $2,250 cash on hand held in the Company's checking account with a major US financial institution. Additionally, a $26,000 Chase revolving line of credit with an outstanding balance of $23,540. The current shareholders are willing to loan funds as needed with no interest or fixed maturity terms.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company's crowdfunding campaign is a critical financial resource for operations and production needs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum will allow the Company to pay the fees associated with the crowdfunding campaign and will not allow for funding toward expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal is raised the Company will be viable for 15 months without any additionally generated revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit , we would consider raising funds with additional investors.

Indebtedness

- **Creditor:** SBA-PPP Loan
  Amount Owed: $45,000.00
  Interest Rate: 1.0%
  Maturity Date: May 14, 2022

PPP Forgiveness has been applied for and expected since use of the proceeds of the loan were used in compliance with SBA requirements.

- **Creditor:** Brett Lawrence
  Amount Owed: $74,764.00
  Interest Rate: 0.0%
  No interest rate or fixed maturity.

Related Party Transactions

- **Name of Entity:** Brett Lawrence
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Funds advance of $74,764.
  Material Terms: No interest rate or fixed maturity.

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

The company determined its pre-money valuation internally based on an analysis of the following: (i) market valuation based upon current partnerships, (ii) pre-sales to wholesalers which has left us with estimated first year annual gross sales of $2.46MM, (iii) we then utilized a 4x multiplier (lowest multiplier on gross sales of any craft beer exits in the last 10 years), along with a discount for early investors to determine the valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company currently does not have any outstanding convertible securities. The company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  32.5%

Activate in-channel sampling, merchandising & promotions, pop-ups, events, branded content development

- *Operations*
  32.0%
  Operating efficiencies, logistics, distribution support, internal and external operational support.

- *Inventory*
  32.0%
  Funding POs and cash flows.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  28.5%
  Activate in-channel sampling, merchandising & promotions, pop-ups, events, branded content development

- *Company Employment*
  25.0%
  Including National Accounts Manager, Sales Director, Marketing Director and Director of Finance

- *Inventory*
  23.0%
  Driven by inventory build of packaging components and raw materials for branded Elephant business and contract brands

- *Operations*
  20.0%
  Optimize production facility efficiencies and tap room

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.elephantcraftseltzer.com (www.elephantcraftseltzer.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/elephant-craft

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Elephant Craft, Inc.

[See attached]

ELEPHANT CRAFT INC.

(a California corporation)

Financial Statements (Unaudited)

For the inception period of February 3, 2020 through December 31, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 24, 2021

To: Board of Directors, ELEPHANT CRAFT INC.

Re: 2020 (YE) Financial Statement Review

We have reviewed the accompanying financial statements of ELEPHANT CRAFT INC. (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of income, shareholders' equity and cash flows for the inception period of February 3, 2020 through December 31, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


ELEPHANT CRAFT INC.
BALANCE SHEETS
As of December 31, 2020
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)


	2020
TOTAL ASSETS	
Current Assets	
Cash and cash equivalents	$ 112
Inventory	30,133
Total Current Assets	30,245
Intangible assets	47,152
TOTAL ASSETS	**$ 77,397**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Current Liabilities	
Accounts and credit cards payable	$ 38,558
Short-term payable, related party	74,764
Other current liabilities	5,787
Total Current Liabilities	119,109
PPP loan payable	45,000
Total liabilities	164,109
Shareholders' Equity	
Common stock (10,000,000 shares authorized, 7,000,000 shares issued and outstanding as of December 31, 2020)	51
Accumulated deficit	(86,762)
Total shareholders' equity	(86,711)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 77,397**


ELEPHANT CRAFT INC.
STATEMENT OF OPERATIONS
For the period of February 3, 2020 (inception) through December 31, 2020
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)


	2020
Revenues, net	$ 0
Less: costs of goods sold	10,814
Gross profit	(10,814)
Operating Expenses:	
General and administrative	69,687
Sales and marketing	6,261
Total Operating Expenses	75,948
Other Income/(Loss)	
None	0
Net Income (Loss)	$ (86,762)

ELEPHANT CRAFT INC.

See Accountant's Review Report and Notes to the Financial Statements

STATEMENT OF SHAREHOLDERS' EQUITY

For the period of February 3, 2020 (inception) through December 31, 2020

(UNAUDITED)

	Common Stock		Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	Amount		
Beginning balance as of February 3, 2020	0	$ 0	$ 0	$ 0
Initial share issuances to founders	7,000,000	51		51
Net loss			(86,762)	(86,762)
Ending balance as of December 31, 2020	7,000,000	$ 51	$ (86,762)	$ (86,711)

ELEPHANT CRAFT INC.

STATEMENT OF CASH FLOWS

For the period of February 3, 2020 (inception) through December 31, 2020

See Accountant's Review Report and Notes to the Financial Statements

(UNAUDITED)

	2020
Cash Flows From Operating Activities	
Net income (Loss)	$ (86,762)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in inventory	(30,133)
Increase (decrease) in accounts and credit cards payable	38,558
Increase (decrease) in other current liabilities	5,787
Net Cash Used In Operating Activities	(72,550)
Cash Flows From Investing Activities	
Cash spent on intangible assets	(47,152)
Net Cash Used In Investing Activities	(47,152)
Cash Flows From Financing Activities	
Proceeds from the issuance of shares	51
Proceeds from PPP loan payable	45,000
Proceeds from short-term related party loan	74,764
Net Cash Provided By Financing Activities	119,815
Net Change In Cash	112
Cash at Beginning of Period	0
Cash at End of Period	$ 112

ELEPHANT CRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
For the period of February 3, 2020 (inception) through December 31, 2020
See Accountant's Review Report
(UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS

ELEPHANT CRAFT INC. ("the Company") is a corporation organized under the laws of the State of California and was formed on February 3, 2020. The Company is headquartered in California. The Company makes and distributes alcoholic seltzer drinks.

Since inception, the Company has just commenced commercial activity with funding being provided from the founders and early investors to cover costs. As of December 31, 2020, the Company plans to start a capital raise campaign for working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020, the Company had $112 in cash.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company had no accounts receivable.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment and Intangibles

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type once the asset has commenced being used in the business.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 the Company accumulated capitalized cost of intangibles of $47,152.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company has not yet recognized any revenue but will do so upon sale of its physical product to end consumers.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception; however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation. However, in May 2020, Bosque Brewing, a New Mexico based Micro-Brewery filed an opposition to the "ELEPHANT CRAFT HARD SELTZER" trademark filing. Their reason for opposition is due to a trademarked "product name" of Bosque Brewing, "Elephants on Parade". After extensive legal review, the Company believes that the challenge to the ELEPHANT CRAFT HARD SELTZER mark by Bosque Brewing has no hypothetical, fundamental or legal merit.

NOTE 5 – COMMON STOCK AND DEBT

The Company has authorized 10,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. The Company has a single class of common stock outstanding as of December 31, 2020, with 7,000,000 shares of common stock issued and outstanding as of December 31, 2020. No shares of preferred stock have been issued yet.

The Company received a Paycheck Protection Program loan ("PPP Loan") as authorized by the US Small Business Administration totaling $45,000. The PPP Loan has forgiveness provisions if certain conditions are met. The Company has made application for forgiveness and fully expects that forgiveness to be granted.

NOTE 6 – RELATED PARTY TRANSACTIONS

Short-Term Payable
The Company has received advances from key shareholders and members of management totaling $74,764. These funds do not bear interest and do not have a fixed maturity.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operation as of February 3, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
In 2021, the Company plans to offer (the "Crowdfunded Offering") and issue $1,070,000 in 1,070,000 shares of common stock. The Crowdfunded Offering will be made through StartEngine and its FINRA approved Regulation CF portal. StartEngine was compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through March 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In 2020, the hard seltzer market grew by 160% to $4.1B in annual revenue and is now projected to reach $30B by 2025. But let's address the Elephant in the Room… Every damn hard seltzer in the market is the same! The same boring brands, manufactured with fake "natural flavors," with nearly identical flavors and alcohol content, spit out by companies that are just trying to put something on the shelf with seemingly no concern for authenticity, flavor or innovation.

Enter Elephant Craft Hard Seltzer- a hard seltzer made HEALTHIER with only REAL ingredients, a HARDER ABV of 6.5%, and helping to make the world a HAPPIER place by giving 1% of all revenue back to wildlife conservation efforts.

With the seltzer market now firmly established, it's due for a shake up. It's time to show the world what this beautiful blank canvas of a beverage really can be. We don't put any junk in our trunks, and we think it's beyond time to ELEvate expectations and make the watered down flavorless seltzer a thing of the past. We're here to create and own the "craft" seltzer category.

Our team of beverage industry veterans have run breweries and distributorships, and have sold into the largest chains in the world. Our HERD is stampeding into market and poised to serve as the leading brand in the craft seltzer segment.

Join us and be a part of the revolution. Not only will you be integral to ELEvating the standards of what we put in our bodies, but you'll be making the world a better place with every delicious sip.

Do good. Be good. And make good. ELEPHANT CRAFT HARD SELTZER.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

4561783

FILED
Secretary of State
State of California

FEB 03 2020

ARTICLES OF INCORPORATION

OF

Elephant Craft Inc.

1. The name of the corporation is Elephant Craft Inc.

2. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

3. The name of this corporation's initial agent for service of process is:

Legalzoom.com, Inc.

4. The initial street address of this corporation is 1566 W Lincoln Ave., Anaheim, California 92801.

5. a) The corporation is authorized to issue two classes of shares, each with 0.001 as par value, designated "Common Stock" and "Preferred Stock", respectively. The number of shares of Common Stock authorized to be issued is 10,000,000 and the number of shares of Preferred Stock authorized to be issued is 5,000,000.

b) The Preferred Stock may be issued from time to time in such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. Subject to compliance with applicable protective voting rights which may be granted to the Preferred Stock or any series of Preferred Stock in Certificates of Determination or the corporation's Articles of Incorporation, the Board of Directors is also authorized, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of the shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

6. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

7. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

8. Any repeal or modification of the foregoing provisions of Sections 6 and 7 by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, declare that I am the person who executed these Articles of Incorporation, which execution is my act and deed.

Executed on 1/30/2020.

LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

Certificate of Amendment
of Articles of Incorporation



FILED

Secretary of State
State of California

A0855265

Filing Number

04/29/2021

Filing Date

The undersigned certify that:

1. They are the **president** and the **secretary**, respectively, of _ELEPHANT CRAFT INC_ , a California corporation, with California Entity Number _4561783_ .

2. Article _____5.a_____ of the Articles of Incorporation of this corporation is amended to read as follows:

    The corporation is authorized to issue two classes of shares which shall be designated respectively Common Stock and Preferred Stock each with 0.00001 par value. The total number of Common Stock which the corporation is authorized to issue is 10,000,000 shares. The total number of Preferred Stock which the corporation is authorized to issue is 5,000,000 shares.

    The common stock will be of two classes to be designated respectively "Class A Common Stock" and "Class B Common Stock". The total number of shares of Class A Common Stock shall be 5,100,000 and the total number of Class B Common Stock shall be 4,900,000. The Class A Common Stock shall have exclusive voting rights on all matters requiring the vote of the shareholders and the Class B Common Stock shall have no voting rights except as otherwise provided by law.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is _7,000,000_. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

(Stephen Young), President

(Brett Lawrence), Secretary

AMDT-Stock Sample (Rev. 12/2020)

EXHIBIT G TO FORM C

TTW Materials

start engine

Start Investing | Edit My Campaign | Trade NEW | Blog | Diana C.

Elephant Craft Hard Seltzer is currently in the **Test the Waters Phase** for **Title III** investments.

Elephant Craft Hard Seltzer

Get trunk





Mar 19,2020110:42 AM
April 20, 2021 5:10 pm

lets GET TRUNK
6.5ABV! (STRONG)
HARDER healthier Happier!!

Website | Foothill Ranch, CA | FOOD & BEVERAGE

Terms

Equity Offering Type	**$7M** Valuation
$1.00 Price per Share	**$200.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

With a combined 30 years of beverage experience, friends and industry veterans Brett Lawrence, Ian Knowles, and Stephen Young were inspired to do something different. After identifying a gap in the market for a fun, premium and natural craft hard seltzer...an Elephant was born! Elephant Craft Hard Seltzers makes craft hard seltzers that hit HARDER, use real transparent ingredients that are HEALTHIER, all while making the world a HAPPIER place! We use only high-quality, real ingredients; resulting in delicious flavors that pack a punch! With a brand inspired by the African elephant, a core part of our drive is to be good stewards of our home, the Earth -- and supporting vulnerable species on the verge of extinction. Our company's mission is to do good, be good and make good in all that we do.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. Sales of hard seltzer were expected to roughly double to $3.5 billion in 2020. Instead, they tripled to a whopping $4.5 billion! It is now estimated that seltzer revenue will reach $14.5 billion by 2026

2. Most hard seltzers are low in ABV, so we developed a high-octane process with a higher ABV of 6.5%. We're also laser focused on flavor - diversifying our flavor profiles with balanced and delicious mixes of real fruit, superfoods and botanicals

3. Our socially responsible brand is focused on making our product locally but giving back globally by donating 1% of all revenue to conservation efforts around the world

4. Currently in pre-production, we project to be at a 22,000 bbls/year run rate by the end of 2021 and 95,000 bbls/year run rate by the end of 2022



Elephant

Rewards

Get rewarded for investing more into Elephant Craft Hard Seltzer:

$200+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$200+
Investment
Perks for all investors (our HERD):
Exclusive tasting invites to test new flavors Elephant HERD Bracelet 10% Discount on Online Shop First 6pk is on us- $11 off first online order $5 donated in their name to our charity See more below!

$500+
Investment
Second Tier
Adopt an Elephant & Two custom "HERD" owner's hats

$1,000+
Investment
Third Tier
Free Online Shipping for 1 year + Custom "HERD" hoodie

$5,000+
Investment
Fourth Tier
$5,000 Custom Elephant "HERD" Beer Cooler

$10,000+
Investment
Fifth Tier
$10,000 Casa Romantica Experience for 2 w/ dinner with the founders at favorite steakhouse

$25,000+
Investment
Sixth Tier

Reserve Shares

$25,000 5% Custom Elephant "HERD" Scooter Cooler

$50,000+
Investment
Seventh Tier
$50,000 10% Design a flavor for you- you name it- we'll produce it!

$250,000+
Investment
Eighth
$250,000 15% African Safari Trip for 2 - Co-sponsor with our charity partner

Meet Our Team





Stephen Young

Co-founder/CEO

Stephen is a beverage industry veteran with over 15 years of experience building and growing brands. Through his time with Stone Distribution he built and grew their chain team and brought brands such as Stone, Beachcraft, Modern Times, Pizza Port, and Bear Republic to dominance in Southern California grocery, department, drug, and convenience. After his time as President of Towne Park Brewery Stephen has taken on the role of CEO of Elephant Craft Hard Seltzer and is elated to parlay his success in the craft beer world to lead higher expectations in the new frontier of "Craft Hard Seltzer!" When he's not making the world better one seltzer at a time, Stephen is all about family, friends, and fun. Catch him on the slopes, in the ocean, or traveling.

Ian Knowles

Co-founder/CFO

Ian Knowles is a CPG veteran with over a decade of strategy, investment and operational experience. He is the founder of Spruce & Norton, a beverage/CPG focused, venture development firm that assists investors, strategic buyers and entrepreneurs on business optimization; including overall business strategy, revenue growth, profit improvement, finance and M&A. He also served as the co-founder and managing partner of Dunn's River Brands, previous owners of Sweet Leaf Tea, Tradewinds Tea and Temple Turmeric and helped lead strategy for the launch of Legacy Breweries, which previously acquired Ninkasi Brewing Co. Over the last decade, Ian has run diligence on over 200 Alc/Non-Alc Beverage companies and remains an active strategist and advisor for many Beverage and CPG brands.

Brett Lawrence

Co-founder/Secretary

Brett Lawrence, born in Newport Beach, California, is a visionary with numerous successful businesses over his two-decade entrepreneurial career. As the acting CEO of Rancho Las Lomas, Orange County's renowned private estate and event venue, he has opened various profitable revenue streams and broadened the property's paths to prosperity. Among his notable projects is Towne Park Brewery, which he started in his garage in 2015 ultimately expanding to a 20,000-square foot brewery and tap room in 2017. As he embarks on this next venture, he is able to apply his multitude of experience in business operations and ownership to Elephant Craft.









Andrew Fitzgerald

National Accounts Director

Originally from Ireland and currently residing in San Diego since 2012. Andrew's vast depth of experience includes work with Heineken Ireland & USA, Mark Anthony Brands and Boston Beer. He launched White Claw Hard Seltzer in June 2016 with So Cal chains and laid the foundation for the brands success. Andrew also launched 'Truly Hard Seltzer' with Costco in 2018 as well as 'Twisted Tea' with C-Store retailers in CA / WA and OR. An invaluable player in the team, Andrew has deep relationships with almost all reputable retailers and unparalleled business acumen when it comes to launching and scaling brands at store level.

Randy Ornstein

Board Advisor

With 20+ years experience with Beer, Hard Seltzer, Wine, Spirits and Non-Alcoholic beverages across the biggest retailers in the US, Randy is no stranger to the game! Previously of IRI, Anheuser-Busch (14 years), and now the Director of Alcohol for goPuff (which recently acquired national beverage retailer BevMo), his expertise and insight provides the Elephant Craft team with an incredibly advantageous resource!

Sarah Harrison

Operations Manager

Truly a hospitalitarian at heart, Sarah has an established career in operations for breweries, restaurants and hotels for 20+ years. She has been privileged to learn from industry leaders such as the Hillstone Restaurant Group and Towne Park Brewery. These work experiences have afforded her a well-rounded knowledge of various departments including but not limited to accounting, culinary, service and training. Sarah's foundation of proficiencies in all areas of management makes her an unparalleled addition to the Elephant Herd.

Stuart Dooley

Creative Director

The driving force behind Elephants disruptive, quirky & creative brand identity, Stuart Dooley is a creative force to be reckoned with. Born in South Africa, Raised in the UK & now residing in SoCal, Stuart is truly a student of the world. With over a decade of experience in branding, marketing and visual storytelling, Stuart's skills are as diverse as his past; ranging from brand identity to video direction to illustration, to strategizing large-scale marketing campaigns. Warm, engaging and naturally an 'out the box' thinker, his work orbits around the belief that truly great creative will inspire an emotional response. His professionalism, creativity & exemplary work-ethic come together in a unique, high-impact package.

Offering Summary

Company	Elephant Craft, Inc.
Corporate Address	26741 Portola Pkwy. Ste. 1E #632, Foothill Ranch, CA 92610
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00

Pre-Money Valuation : $7,000,000.00

Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus Info below. These bonuses apply only to the live offering, not the testing the waters campaign.

Investment Incentives and Bonuses*

Perks for all investors (our HERD):

- Exclusive tasting invites to test new flavors
- Elephant HERD Bracelet
- 10% Discount on Online Shop
- First 6pk is on us- $11 off first online order
- $5 donated in their name to our charity
- Annual Investor Party Invite for 2

Early Bird Investor Perks:

- Days 1-3 of campaign: Friends and Family: 15% bonus shares
- Days 4-6: Super Early Bird: 10% bonus shares
- Days 7-14: Early Bird: 5% bonus shares

Volume Investment Perks (each level gets all of the previous perks PLUS the new level of perk):

Tier Level of Investment Bonus Shares Perks

1 $200 All Investor Perks

2 $500 Adopt an Elephant & Two custom "HERD" owner's hats

3 $1,000 Free Online Shipping for 1 year + Custom "HERD" hoodie

4 $5,000 Custom Elephant "HERD" Beer Cooler

5 $10,000 Casa Romantica Experience for 2 w/ dinner with the founders at favorite steakhouse

6 $25,000 5% Custom Elephant "HERD" Scooter Cooler

7 $50,000 10% Design a flavor for you- you name it- we'll produce it!

8 $250,000 15% African Safari Trip for 2 - Co-sponsor with our charity partner

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Elephant Craft, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.



Form C Filings



SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Elephant Craft Hard Seltzer to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500



I'm not a robot

reCAPTCHA
Privacy - Terms

Post

securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only – Do Not Sell My Personal Information

CORE VALUE NO.2
be good
YOUR TRUNKS!
Elephant
CRAFT HARD SELTZER
its SOOO good!
LOW CALS!
MIXED BERRY
GINGER, LIME & SAGE



CORE VALUE NO. 3

make good



Raise YOUR trunks
Elephant CRAFT HARD SELTZER
raise YOUR TRUNKS!
it's SOOO good!
LOW CALS!
CUCU -MBER LIME & MINT
MANGO, TANGERINE,
BOL
do good


Elephant
BREWERY
Coming
2020
2021
With access to all the equipment we needed, we worked tirelessly for almost a year crafting what would eventually become the 'Elephant'.
Things were looking really good!
going where no seltzer's have gone before!
And then...
COVID hit.
CLOSED
Sadly, under the weight of COVID's impact we had to close our doors, just like many other beautiful small businesses around us.
But...
we stayed
STRONG!
We knew we had something great, and we weren't ready to give up.
we're back!
Our business will look a little different - just like the rest of the world post-COVID. But what matters is that....





With access to all the equipment we needed, we worked tirelessly for almost a year crafting what would eventually become the 'Elephant'.

Things were looking really good!



going where no seltzer's have gone before!

And then...
COVID hit.



Coming ~~2020~~ 2021



As you may know, our journey first began back in 2019 at a local brewery in Anaheim, California.

It was here that we had a dream to make a revolutionary new hard seltzer.



Elephant

We didn't give up, and neither did you...

the HERD

With the support of the herd, we're back at it!



Our business will look a little different - just like the rest of the world post-COVID. But what matters is that.....



we're back!



But....

We stayed STRONG!

We knew we had something great, and we weren't ready to give up.

CLOSED



Sadly, under the weight of COVID's impact we had to close our brewery doors, just like many other beautiful small businesses around us.